

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 19, 2009

Mr. James A. Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

> **Re: Noble Innovations, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 8, 2009**
> **File No. 000-53433**

Dear Mr. Cole:

We have reviewed your filing and response letter dated May 15, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 8-K Filed May 18, 2009

1. We note that your Board of Directors approved the engagement of M&K CPAs, PLLC on April 30, 2009. Please also disclose the date you actually engaged the new accountant as required by paragraph (a)(2) of Item 304 of Regulation S-K.

2. We note your disclosure that you intend to file the letter from your former accountant in an amended filing. Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3322 if you have any questions regarding these comments. In my absence, please direct your questions to Bill Thompson, Accounting Branch Chief.

Sincerely,

Ta Tanisha Meadows
Staff Accountant